 Exhibit 99.48

Bitfarms Ltd. Management’s Discussion and Analysis For the three and six months ended June 30, 2020 Report Date: August 28, 2020

Contents

Introduction	1
Company Overview	1
Consolidated Results of Operations	2
Reconciliation of Non-IFRS measures	7
Reportable Operating Segments	9
Backbone	9
Volta	10
Selected Quarterly Information	10
Liquidity and Capital Resources	11
Cash Flows	11
Working Capital	12
Components of Total Debt	12
Capital Resources	13
Off-Balance Sheet Arrangements	13
Share Capital	14
Financial Instruments & Risks	14
Other Risks	17
Related Party Transactions	18
Accounting Policy Change	19
Recent and Subsequent Events	20
Caution Regarding Forward-Looking Statements	21
Caution Regarding Non-IFRS Financial Performance Measures	22
Management’s Report on Internal Control Over Financial Reporting	23
Glossary of Terms	24

Bitfarms Ltd. Q2 2020 MD&A i

Bitfarms Ltd. Management’s Discussion and Analysis For the three and six months ended June 30, 2020 Report Date: August 28, 2020

Introduction

The following Management’s Discussion and Analysis (“MD&A”) for Bitfarms Ltd. (together with its subsidiaries, the “Company” or “Bitfarms”) should be read in conjunction with the Company’s second quarter 2020 unaudited interim period condensed consolidated financial statements and the accompanying notes for the three and six months ended June 30, 2020 and the audited annual consolidated financial statements and the accompanying notes for the year ended December 31, 2019. In addition, the following MD&A should be read in conjunction with the Company’s “Caution Regarding Forward-Looking Statements” beginning on page 22 of this MD&A.

The Company’s second quarter 2020 unaudited interim period condensed consolidated financial statements and the accompanying notes have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company’s second quarter 2020 unaudited interim period condensed consolidated financial statements include the accounts of the Company and other entities that the Company controls and are reported in US dollars, except where otherwise noted.

Under IFRS, certain expenses and income must be recognized that management believes are not necessarily reflective of the Company’s underlying operating performance. Non-IFRS financial performance measures exclude the impact of certain items and are used internally when analyzing operating performance. Please refer to the “Caution Regarding Non-IFRS Financial Performance Measures” section on page 23 of this MD&A for more information. This MD&A contains various terms related to the Company’s business and industry. Please refer to the Glossary of Terms on page 25 of this MD&A.

Company Overview

The Company operates through two operating corporate subsidiaries and reportable operating segments: Backbone Hosting Solutions Inc. (“Backbone”) and 9159-9290 Quebec Inc. (operating as Volta Electrique, “Volta”). Backbone owns and operates server farms, comprised of computers (referred to as a “Miners”) designed for the purpose of validating transactions, primarily on the Bitcoin Blockchain. The Miners operate 24 hours a day and revenues are earned from Block Rewards and transaction fees issued in the form of cryptocurrencies by the Bitcoin network to a Mining Pool from which the Company receives cryptocurrencies in return for contributing its hashrate which the Mining Pool uses to validate transactions (referred to as “Mining”). Backbone regularly exchanges cryptocurrencies mined into U.S. dollars through reputable and established cryptocurrency trading platforms.

As of the date of this MD&A, Bitfarms currently operates five server farm facilities in Québec, Canada, with electrical infrastructure capacity of 69 MW for Mining Bitcoin. The Company has contracts securing an aggregate of 160 MW of hydro-electric green energy in Quebec. In addition, Bitfarms owns proprietary software that is used to control, manage, report and secure mining operations. The software scans and reports the location, computing power and temperature of all Miners at regular intervals to allow the Company to monitor performance and ensure Miners are operating at maximum capacity and up-time. Volta provides electrician services to both commercial and residential customers in Quebec, while assisting Bitfarms in building and maintaining its server farms.

Bitfarms Ltd. Q2 2020 MD&A 1

Bitfarms Ltd. Management’s Discussion and Analysis For the three and six months ended June 30, 2020 Report Date: August 28, 2020

Consolidated Results of Operations

(U.S.$ in thousands except where indicated)	Three months ended				Six months ended
For the periods ended as indicated	Jun. 30 2020	Jun. 30 2019	$ Change	% Change	Jun. 30 2020	Jun. 30 2019	$ Change	% Change
Revenues	7,372	8,517	(1,145)	(13)%	16,584	12,146	4,438	37%
Cost of sales	7,506	4,586	2,920	64%	15,423	8,003	7,420	93%
Gross profit (loss)	(134)	3,930	(4,064)	(103)%	1,161	4,143	(2,982)	(72)%
Gross margin (loss)	(2)%	46%	-	-	7%	34%	-	-
Gain on disposition of cryptocurrencies	23	-	23	100%	23	-	23	100%
Loss on disposition of assets	(707)	(4)	(703)	(17575)%	(707)	(7)	(700)	(10000)%
Operating income (loss)	(1,482)	575	(2,057)	(358)%	(2,992)	(1,132)	(1,860)	(164)%
Operating margin (loss)	(20)%	7%	-	-	(18)%	(9)%	-	-
G&A and other expenses	1,371	3,355	(1,984)	(59)%	4,176	5,275	(1,099)	(21)%
Financial income	57	-	57	100%	265	-	265	100%
Interest expense	1,400	689	711	103%	2,785	821	1,964	239%
Other financial expenses	202	1,202	(1,000)	(83)%	47	1,366	(1,319)	(97)%
Total financial expenses	1,602	1,891	(289)	(15)%	2,832	2,187	645	29%
Pre-tax loss	(3,734)	(1,320)	(2,414)	(183)%	(6,266)	(3,326)	(2,940)	(88)%
Income tax recovery	(4)	-	(4)	100%	(112)	-	(112)	100%
Net loss	(3,730)	(1,320)	(2,410)	(183)%	(6,154)	(3,326)	(2,828)	(85)%
Net loss per share - basic	(0.04)	(0.01)	-	-	(0.07)	(0.04)	-	-
Gross mining profit (1)	2,506	5,122	(2,616)	(51)%	6,602	6,205	397	6%
Gross mining margin (1)	36%	67%	-	-	42%	58%	-	-
EBITDA (1)	416	668	(252)	(38)%	2,249	142	2,107	1484%
EBITDA margin (1)	6%	8%	-	-	14%	1%	-	-
Adjusted EBITDA (1)	1,435	3,329	(1,894)	(57)%	4,340	2,908	1,432	49%
Adjusted EBITDA margin (1)	19%	39%	-	-	26%	24%	-	-

Second Quarter 2020 Highlights:

●	Consolidated revenue of $7.4 million; gross loss of $0.1 million (-2% gross loss margin), operating loss of $1.5 million (20% operating loss margin), and net loss of $3.7 million;
●	Mining operations segment gross mining profit[1] of $2.5 million (36% gross mining margin);
●	$0.4 million EBITDA (6% EBITDA margin) and $1.4 million Adj. EBITDA (19% Adj. EBITDA margin);
●	Mined 815 Bitcoins with an average break-even[2] Bitcoin price of $5,075;
●	Completed the 5MW expansion of the Company’s St-Hyacinthe facility to increase maximum capacity to 15 MW;
●	Acquired 1,865 WhatsMiner M20S producing approximately 135 PH/s and consuming approximately 6.4 MW; and

●	Appointed PricewaterhouseCoopers LLP as the Company’s auditor.

[1]	EBITDA, EBITDA margin, Adjusted EBITDA, Adjusted EBITDA margin, Gross mining profit and Gross mining margin are non-IFRS performance measures; please refer to the end of this MD&A regarding the use of Non-IFRS Financial Performance Measures.
[2]	Represents the break-even cost of Bitcoin based on variable cost of electricity and is calculated by taking the total electricity costs related to the Mining of Bitcoin divided by the total number of Bitcoin mined, respectively, in the relevant period.

Bitfarms Ltd. Q2 2020 MD&A 2

Bitfarms Ltd. Management’s Discussion and Analysis For the three and six months ended June 30, 2020 Report Date: August 28, 2020

Revenue

Q2 2020 compared to Q2 2019

Revenue was $7.4 million for the three month period ended June 30, 2020 (“Q2 2020”) compared to $8.5 million for the comparable three month period in 2019 (“Q2 2019”).

(U.S. $ in thousands except where indicated)	Note	Bitcoin	(USD)	% Change
Revenue based on actual coins sold during the three-month period ended June 30,		1,001	8,517	-
2019 and Volta external revenue
Impact of increase in average Bitfarms' Bitcoin hashrate in excess of increase in
network difficulty during Q2 2020 compared to Q2 2019, adjusted for Bitcoin	1	109	835	10%
Halving Event
Impact of Bitcoin Halving Event on May 11, 2020 on Bitfarms' quantity of coins mined during Q2 2020	2	(267)	(2,250)	(26)%
Impact of difference in average Bitcoin price in Q2 2020 compared to Q2 2019	3		823	10%
Impact of Litecoins mined and sold in Q2 2019	4		(458)	(5)%
Difference in Bitcoin inventory as at June 30, 2020 compared to June 30, 2019	5	31	238	3%
Difference in Bitcoin inventory as at April 1, 2020 compared to April 1, 2019	6	(44)	(338)	(4)%
Increase in Volta third party revenue and other mining variances			6	0%
Revenue for the three months ended June 30, 2020		830	7,372	(13)%

Notes

1	Calculated as the difference in Bitcoin mined in Q2 2020 compared to Q2 2019 assuming the Bitcoin Halving Event did not occur (i .e. 1083 - 974) multiplied by Q2 2019 average Bitcoin realized price (i ..e. $7,679)
2	Calculated as the theoretical Bitcoin mined based on Bitfarms' actual hashrate from May 11, 2020 to June 30, 2020 assuming the Bitcoin Halving Event did not occur (i .e. 1,048), compared to actual coins mined during the same period (i .e. 781) multiplied by average Bitcoin price during Q2 2020 (i .e. $8,429)
3	Calculated as the difference in average Bitcoin price in Q2 2020 compared to the average realized Bitcoin price Q2 2019 (i .e. $8,429 - $7,679) multiplied by Bitcoins mined and sold in Q2 2020 plus the reduction in Bitcoin mined as a result of the Bitcoin Halving event (i .e. 830 + 267)
4	Calculated as the difference in Li tecoin sold during Q2 2020 compared to Q2 2019 multiplied by the average Li tecoin price for Q2 2019. (i .e. 0 - $458)
5	Calculated as the difference in Bitcoin inventory as at June 30, 2020 compared to June 30, 2019 (i .e. 31 - 0) multiplied by the average realized Bitcoin price in Q2 2019 (i .e. $7,679)
6	Calculated as the difference in Bitcoin inventory as at April 1, 2020 compared to April 1, 2019 (i .e. 15 - 59) multiplied by the average realized Bitcoin price in Q2 2019 (i .e. $7,679)

The most significant factors influencing the $1.1 million net decrease to Bitfarms’ revenue in Q2 2020 compared to Q2 2019 are presented in the table above. Revenue decreased by $2.3 million or 26% as a result of the Bitcoin Halving Event and decreased by an additional $0.5 million or 5% resulting from the difference in Litecoin mined by the Company in Q2 2020 versus Q2 2019. These decreases were primarily offset by a $0.8 million or 10% increase in revenue resulting from higher average Bitfarms hashrate in excess of average network difficulty, adjusted for the Bitcoin Halving Event, as well as a $0.8 million or 10% increase in revenue due to a higher average Bitcoin price of $8,429 versus $7,679 in Q2 2020 compared to Q2 2019.

Bitfarms Ltd. Q2 2020 MD&A 3

Bitfarms Ltd. Management’s Discussion and Analysis For the three and six months ended June 30, 2020 Report Date: August 28, 2020

Six months ended June 30, 2020 compared to six months ended June 30, 2019

Revenue was $16.6 million for the six month period ended June 30, 2020 compared to $12.1 million for the comparable six month period in 2019.

(U.S. $ in thousands except where indicated)	Note	Bitcoin	(USD)	% Change
Revenue based on actual coins sold during the six-month period ended June 30, 2019 and Volta external revenue		1,791	12,146	-
Impact of increase in average Bitfarms' Bitcoin hashrate in excess of increase in network difficulty during YTD Q2 2020 compared to YTD Q2 2019, adjusted for	1	358	2,134	18%
Bitcoin Halving Event
Impact of Bitcoin Halving Event on May 11, 2020 on Bitfarms' quantity of coins mined during Q2 2020	2	(267)	(2,250)	(19)%
Impact of difference in average Bitcoin price in YTD Q2 2020 compared to YTD Q2 2019	3		5,130	42%
Impact of Litecoins mined and sold in YTD Q2 2019	4		(530)	(4)%
Difference in Bitcoin inventory as at June 30, 2020 compared to June 30, 2019	5	31	238	2%
Difference in opening Bitcoin inventory as at Jan. 1, 2020 compared to Jan. 1, 2019	6	(11)	(66)	(1)%
Decrease in Volta third party revenue and other mining variance			(218)	(2)%
Revenue for the six months ended June 30, 2020		1,902	16,584	37%

Notes

1	Calculated as the difference in theoretical Bitcoin mined in YTD Q2 2020 assuming the Bitcoin Halving Event did not occur, compared to YTD Q2 2019 (i .e. 2,168 - 1,811) multiplied by YTD Q2 2019 average Bitcoin price (i .e. $5,967)

2	Calculated as the theoretical Bitcoin mined based on Bitfarms' actual hashrate from May 11, 2020 to June 30, 2020 assuming the Bitcoin Halving Event did not occur (i .e. 2,120), compared to actual coins mined during the same period (i .e. 1,853) multiplied by average Q2 2020 Bitcoin price (8,429)

3	Calculated as the difference in average Bitcoin price in YTD Q2 2020 compared to the average realized Bitcoin price Q2 2019 (i .e. $8,332 - $5,967) multiplied by Bitcoins mined and sold in Q2 2020 plus the reduction in Bitcoin mined as a result of the Bitcoin Halving event (i .e. 830 + 267)

4	Calculated as the difference in Litecoin sold as at YTD Q2 2020 compared to YTD Q2 2019 multiplied by the average Li tecoin price for Q2 2019 (i ..e. 0 - 530)

5	Calculated as the di fference in Bitcoin inventory as at June 30, 2020 compared to June 30, 2019 (i .e. 31 - 0) multiplied by the average realized Bitcoin price in Q2 2019 (i .e. $7,679)

6	Calculated as the difference in Bitcoin inventory as at January 1, 2020 compared to January 1 2019 (i .e. 0 - 11) multiplied by the average realized Bitcoin price for YTD Q2 2019 (i .e. $5,967)

The most significant factors influencing the $4.4 million net increase to Bitfarms’ revenue for the six months ended June 30, 2020 compared to the six months ended June 30, 2019 are presented in the table above. Revenue increased by $5.1 million or 42% as a result of a higher average Bitcoin price of $8,332 compared to $5,967 as well as a $2.1 million or 18% increase due to higher average Bitfarms hashrate in excess of average network difficulty, adjusted for the Bitcoin Halving Event for the six months ended June 30, 2020 compared to the six months ended June 30, 2019. These increases were primarily offset by a $2.3 million or 19% decrease in the quantity of Bitcoin mined as a result of the Bitcoin Halving Event, as well as a $0.5 million or 4% decrease resulting from the difference in Litecoin mined by the Company.

Bitfarms Ltd. Q2 2020 MD&A 4

Bitfarms Ltd. Management’s Discussion and Analysis For the three and six months ended June 30, 2020 Report Date: August 28, 2020

The Company recognizes revenue when the Bitcoin are mined, as described in the Accounting Policy Change on page 20, and it is the practice of the Company to sell its cryptocurrencies for fiat (i.e. U.S. dollar), within one to four days after the cryptocurrencies are mined. The Company sells its cryptocurrency through cryptocurrency trading platforms operated by Tagomi Holdings, Inc. and Gemini Trust Company, LLC, two licensed digital asset exchanges regulated by the New York State Department of Financial Services and operated out of New York, New York, USA. In certain specific and limited cases, Bitfarms does not convert Bitcoin directly into fiat and uses Bitcoin to directly settle payment obligations, including the loan from DC BFL SPV, LLC (“Dominion Capital”) described below.

Cost of Sales

Q2 2020 compared to Q2 2019

Bitfarms’ cost of sales for Q2 2020 was $7.5 million compared to $4.6 million in Q2 2019. Costs of sales include energy and infrastructure expenses, depreciation and amortization, electrician salaries, and purchases and net change in inventory which are summarized in the table below:

(U.S. $ in thousands except where indicated)	Three months ended				Six months ended
For the periods ended as indicated	Jun. 30 2020	Jun. 30 2019	$ Change	% Change	Jun. 30 2020	Jun. 30 2019	$ Change	% Change
Energy and infrastructure	4,316	2,565	1,751	68%	8,901	4,482	4,419	99%
Depreciation and amortization	2,750	1,299	1,451	112%	5,730	2,647	3,083	116%
Electrician salaries	164	270	(106)	(39)%	441	430	11	3%
Purchases and net change in inventory	276	453	(177)	(39)%	351	444	(93)	(21)%
Cost of sales	7,506	4,587	2,919	64%	15,423	8,003	7,420	93%

Energy and infrastructure expenses increased by $1.8 million or 68% in Q2 2020 compared to Q2 2019, primarily due to an increase in electricity expense, which was approximately $1.7 million higher in Q2 2020 compared to Q2 2019, as the Company added new Miners and continued construction in its Magog and Sherbrooke facilities, which increased electrical consumption from an average of 28 MW during Q2 2019 compared to 48 MW during Q2 2020.

Depreciation and amortization expense increased by $1.5 million or 112% in Q2 2020 compared to Q2 2019 primarily resulting from depreciation expense recorded on net additions to property, plant and equipment of approximately $20.3 million from Q2 2019 through Q2 2020.

Six months ended June 30, 2020 compared to six months ended June 30, 2019

Bitfarms’ cost of sales for the six months ended June 30, 2020 was $15.4 million compared to $8.0 million for the six months ended June 30, 2019.

Energy and infrastructure expenses increased by $4.4 million or 99% for the six months ended June 30, 2020 compared to the six months ended June 30, 2019, primarily due to an increase in electricity expense of $4.2 million during the six months ended June 30, 2020 compared to the six months ended June 30, 2019 as the Company increased its average electricity consumption from 25 MW to 49 MW.

Depreciation and amortization expense increased by $3.1 million or 116% for the six months ended June 30, 2020 compared to the six months ended June 30, 2019, primarily resulting from depreciation expense recorded on net additions to property, plant and equipment of approximately $20.3 million.

Bitfarms Ltd. Q2 2020 MD&A 5

Bitfarms Ltd. Management’s Discussion and Analysis For the three and six months ended June 30, 2020 Report Date: August 28, 2020

Gross Profit/Loss

Q2 2020 compared to Q2 2019

Bitfarms’ gross loss for Q2 2020 was $0.1 million compared to gross profit of $3.9 million for Q2 2019. The gross profit margin decreased from 46% to a gross loss margin of 2% in Q2 2020 compared to Q2 2019 primarily due to the decrease in Bitcoin mined in connection with the Bitcoin Halving Event, partially offset by the increase in Bitcoin price and Bitfarms’ internal hashrate in excess of the increase in network difficulty, as described in detail in the analysis of revenue above. The 13% decrease in revenues as well as the 64% increase in cost of sales, primarily driven by increases in energy and infrastructure and depreciation and amortization expenses as described above, were the primary factors influencing the decrease in gross profit.

Six months ended June 30, 2020 compared to six months ended June 30, 2019

Bitfarms’ gross profit for the six months ended June 30, 2020 was $1.2 million compared to $4.1 million for the six months ended June 30, 2019. The gross profit margin decreased from 34% to 7% in the six months ended June 30, 2020 compared to the six months ended June 30, 2019 primarily due to the 93% increase in cost of sales, primarily driven by increases in energy and infrastructure and depreciation and amortization expenses as described above. The increased cost of sales was partially offset by a 37% increase in revenues, primarily driven from an increase in bitcoin price as well as an increase in Bitfarms’ hashrate in excess of network difficulty, offset primarily by the Bitcoin Halving Event, resulting in the decrease in gross profit.

General & Administrative & Other Expenses Q2 2020 compared to Q2 2019

Bitfarms’ general and administrative and other expenses decreased by $2.0 million or 59% in Q2 2020 compared to Q2 2019. The primary reason for the decrease was lower non-cash expenses of approximately $1.2 million related to employee stock options as well as $0.5 million of lower salaries and wages expense resulting from fewer executive level employees and government wage subsidies received in connection with COVID-19 in Q2 2020 compared to Q2 2019. There was an additional decrease in general and administrative expenses of $0.3 million in Q2 2020 compared to Q2 2019 resulting from reduced professional fees in connection with the Company’s TSX-V listing process in Q2 2019.

Six months ended June 30, 2020 compared to six months ended June 30, 2019

Bitfarms’ general and administrative and other expenses decreased by $1.1 million or 21% for the six months ended June 30, 2020 compared to the six months ended June 30, 2019. The primary reason for the decrease was lower professional fees in the amount of $0.6 million during the six months ended June 30, 2020 compared to the six months ended June 30, 2019 in connection with the Company’s TSX-V listing process. In addition, non-cash expenses of approximately $0.3 million related to employee stock options as well as $0.2 million of lower salaries and wages expense resulting from wage subsidies received in connection with COVID-19 during the six months ended June 30, 2020 compared to the six months ended June 30, 2019.

Bitfarms Ltd. Q2 2020 MD&A 6

Bitfarms Ltd. Management’s Discussion and Analysis For the three and six months ended June 30, 2020 Report Date: August 28, 2020

Financial Income and Expenses Q2 2020 Compared to Q2 2019

Bitfarms’ financial income for Q2 2020 was $0.1 million compared to $nil for Q2 2019. The increase in financial income was related to a $0.1 million gain recorded on the embedded derivative. Financial expense for Q2 2020 was $1.5 million compared to $1.9 million in Q2 2019. The $0.4 million decrease is primarily related to a $0.8 million loss on warrant revaluation as well as a $0.4 million loss on embedded derivative in Q2 2019 that did not occur in Q2 2020, offset by interest expense of $1.3 million incurred on the Dominion Capital loan in Q2 2020 compared to $0.5 million in Q2 2019. The financial income and expenses related to the Dominion Capital loan are described under Financial Instruments and Risks. Financial income and expenses are comprised of interest on the Dominion Capital loan, gain on embedded derivative and classification of a portion of rent as interest expense on lease liabilities, and unrealized foreign exchange gains and losses on monetary items denominated in Canadian dollars to the functional currency in US dollars, and interest on Volta’s long-term debt repayments and bank charges.

Six months ended June 30, 2020 compared to six months ended June 30, 2019

Bitfarms’ financial income for the six months ended June 30, 2020 was $0.3 million compared to $nil for the six months ended June 30, 2019. The $0.3 million increase in financial income was mainly related to $0.2 million of net unrealized foreign exchange gains recorded on revaluation of assets and liabilities denominated in Canadian dollars to US dollars, the Company’s functional currency as well as $0.1 million of gain on embedded derivative. Financial expense for the six months ended June 30, 2020 was $2.8 million compared to $2.2 million for the six months ended June 30, 2019. The increase is primarily related to interest expense of $2.5 million incurred on the Dominion Capital loan for the six months ended June 30, 2020 compared to $0.6 million for the six months ended June 30, 2019, as described under Financial Instruments and Risks. The $1.9 million of increased interest on the Dominion Capital loan was primarily offset by a $0.8 million loss on warrant revaluation as well as a $0.4 million loss on embedded derivative during the six months ended June 30, 2019 that did not occur during the six months ended June 30, 2020.

Reconciliation of Non-IFRS measures

Reconciliation of Net Loss to EBITDA and Adjusted EBITDA

(U.S.$ in thousands except where indicated)	Three months ended				Six months ended
For the periods ended as indicated	Jun. 30 2020	Jun. 30 2019	$ Change	% Change	Jun. 30 2020	Jun. 30 2019	$ Change	% Change
Net loss before tax	(3,734)	(1,320)	(2,414)	(183)%	(6,266)	(3,326)	(2,940)	(88)%
Interest expense	1,400	689	711	103%	2,785	821	1,964	239%
Depreciation expense	2,750	1,299	1,451	112%	5,730	2,647	3,083	116%
EBITDA (1)	416	668	(252)	(38)%	2,249	142	2,107	1484%
Stock compensation expense	254	1,462	(1,208)	(83)%	1,264	1,572	(308)	(20)%
Financial income and other	765	1,199	(434)	(36)%	827	1,194	(367)	(31)%
Adjusted EBITDA (1)	1,435	3,329	(1,894)	(57)%	4,340	2,908	1,432	49%

Bitfarms Ltd. Q2 2020 MD&A 7

Bitfarms Ltd. Management’s Discussion and Analysis For the three and six months ended June 30, 2020 Report Date: August 28, 2020

Q2 2020 compared to Q2 2019

Bitfarms’ net loss before tax for Q2 2020 was $3.7 million compared to $1.3 million for Q2 2019. EBITDA and Adjusted EBITDA for Q2 2020 were $0.4 million and $1.4 million compared to $0.7 million and $3.3 million, respectively, in Q2 2019.

Six months ended June 30, 2020 compared to six months ended June 30, 2019

Bitfarms’ net loss before tax for the six months ended June 30, 2020 was $6.3 million compared to $3.3 million for the six months ended June 30, 2019. Bitfarms’ income tax expense for the six months ended June 30, 2020 was a recovery of $0.1 million compared to $nil for the six months ended June 30, 2019. EBITDA and Adjusted EBITDA for the six months ended June 30, 2020 were $2.2 million and $4.3 million compared to $0.1 million and $2.9 million, respectively, for the six months ended June 30, 2019.

Calculation of Gross Mining Profit & Gross Mining Margin

Gross mining margin (Backbone segment)

(U.S. $ in thousands except where indicated)	Three months ended				Six months ended
For the periods ended as indicated	Jun. 30 2020	Jun. 30 2019	$ Change	% Change	Jun. 30 2020	Jun. 30 2019	$ Change	% Change
Revenue	6,870	7,687	(817)	(11)%	15,594	10,687	4,907	46%
Cost of sales	7,189	3,926	3,263	83%	14,674	6,959	7,715	111%
Gross profit (loss)	(319)	3,761	(4,080)	(108)%	920	3,728	(2,808)	(75)%
Depreciation and amortization	2,729	1,280	1,449	113%	5,682	2,603	3,079	118%
Net change in inventory and other	96	81	15	19%	-	(126)	126	100%
Gross mining profit	2,506	5,122	(2,616)	(51)%	6,602	6,205	397	6%
Gross mining margin	36%	67%	-	-	42%	58%	-	-

“Gross mining profit” is defined as Revenue minus energy and infrastructure expenses for the Backbone segment of the Company, which can be reconciled by adding non-energy and infrastructure items included in cost of sales to gross profit. "Gross mining margin” is defined as the percentage obtained when dividing Gross mining margin by Revenue for the Backbone segment of the Company.

Bitfarms Ltd. Q2 2020 MD&A 8

Bitfarms Ltd. Management’s Discussion and Analysis For the three and six months ended June 30, 2020 Report Date: August 28, 2020

Reportable Operating Segments

Backbone

(U.S. $ in thousands except where indicated)	Three months ended				Six months ended
For the periods ended as indicated	Jun. 30 2020	Jun. 30 2019	$ Change	% Change	Jun. 30 2020	Jun. 30 2019	$ Change	% Change
Revenue	6,870	7,687	(817)	(11)%	15,594	10,687	4,907	46%
Cost of sales	7,189	3,926	3,263	83%	14,674	6,959	7,715	111%
Gross profit (loss)	(319)	3,761	(4,080)	(108)%	920	3,728	(2,808)	(75)%
Gross margin	(5)%	49%	-	-	6%	35%	-	-
Gain on disposition of cryptocurrencies	23	-	23	100%	23	-	23	100%
G&A and other expenses	1,283	3,110	(1,827)	(59)%	3,865	4,708	(843)	(18)%
Operating income (loss)	(1,579)	651	(2,230)	(343)%	(2,922)	(980)	(1,942)	(198)%
Operating margin (loss)	(23)%	8%	-	-	(19)%	(9)%	-	-
Loss on disposition of assets	(707)	(4)	(703)	(17575)%	(707)	(7)	(700)	(10000)%
Financial income	57	-	57	100%	265	-	265	100%
Interest expense	1,406	685	721	105%	2,778	814	1,964	241%
Other finance expenses	202	1,202	(1,000)	(83)%	47	1,360	(1,313)	(97)%
Net loss before tax	(3,837)	(1,240)	(2,597)	(209)%	(6,189)	(3,161)	(3,028)	(96)%
EBITDA (1)	298	725	(427)	(59)%	2,271	256	2,015	787%
EBITDA margin (1)	4%	9%	-	-	15%	2%	-	-
Adjusted EBITDA (1)	1,317	3,298	(1,981)	(60)%	4,362	3,022	1,340	44%
Adjusted EBITDA margin (1)	19%	43%	-	-	28%	28%	-	-

Reconciliation of Non-IFRS Performance Measures

(U.S.$ in thousands except where indicated)	Three months ended				Six months ended
For the periods ended as indicated	Jun. 30 2020	Jun. 30 2019	$ Change	% Change	Jun. 30 2020	Jun. 30 2019	$ Change	% Change
Net loss before tax	(3,837)	(1,328)	(2,509)	(189)%	(6,189)	(3,161)	(3,028)	(96)%
Interest expense	1,406	685	721	105%	2,778	814	1,964	241%
Depreciation expense	2,729	1,280	1,449	113%	5,682	2,603	3,079	118%
EBITDA (1)	298	637	(339)	(53)%	2,271	256	2,015	787%
Stock compensation expense	254	1,462	(1,208)	(83)%	1,264	1,572	(308)	(20)%
Financial income and other	765	1,199	(434)	(36)%	827	1,194	(367)	(31)%
Adjusted EBITDA (1)	1,317	3,298	(1,981)	(60)%	4,362	3,022	1,340	44%

(1)	EBITDA, EBITDA margin, Adjusted EBITDA, and Adjusted EBITDA margin are non-IFRS performance measures; please refer to the heading “Caution Regarding Non-IFRS Financial Performance Measures” at the end of this MD&A regarding the use of non-IFRS Measures.

Bitfarms Ltd. Q2 2020 MD&A 9

Bitfarms Ltd. Management’s Discussion and Analysis For the three and six months ended June 30, 2020 Report Date: August 28, 2020

Volta

(U.S. $ in thousands except where indicated)	Three months ended				Six months ended
For the periods ended as indicated	Jun. 30 2020	Jun. 30 2019	$ Change	% Change	Jun. 30 2020	Jun. 30 2019	$ Change	% Change
Revenue	502	830	(328)	(40)%	990	1,459	(469)	(32)%
Cost of sales	317	661	(344)	(52)%	749	1,044	(295)	(28)%
Gross profit	185	169	16	9%	241	415	(174)	(42)%
Gross margin	37%	20%	-	-	24%	28%	-	-
G&A and other expenses	88	157	(69)	(44)%	228	297	(69)	(23)%
Operating income (loss)	97	12	85	708%	13	118	(105)	(89)%
Operating margin	19%	1%	-	-	1%	8%	-	-
Interest expense	(6)	4	(10)	(250)%	7	7	-	-
Other finance expenses	-	-	-	-	-	6	(6)	(100)%
Net income (loss) before tax	103	8	95	1188%	6	105	(99)	(94)%
EBITDA (1)	118	31	87	281%	61	156	(95)	(61)%
EBITDA margin (1)	24%	4%	-	-	6%	11%	-	-
Adjusted EBITDA (1)	118	31	87	281%	61	156	(95)	(61)%
Adjusted EBITDA margin (1)	24%	4%	-	-	6%	11%	-	-

Reconciliation of Non-IFRS Performance Measures

(U.S.$ in thousands except where indicated)	Three months ended				Six months ended
For the periods ended as indicated	Jun. 30 2020	Jun. 30 2019	$ Change	% Change	Jun. 30 2020	Jun. 30 2019	$ Change	% Change
Net income (loss) before tax	103	8	95	1188%	6	105	(99)	(94)%
Interest expense	(6)	4	(10)	(250)%	7	7	-	-
Depreciation expense	21	19	2	11%	48	44	4	9%
EBITDA (1)	118	31	87	281%	61	156	(95)	(61)%
Adjusted EBITDA (1)	118	31	87	281%	61	156	(95)	(61)%

(1)	EBITDA, EBITDA margin, Adjusted EBITDA, and Adjusted EBITDA margin are non-IFRS performance measures; please refer to the heading “Caution Regarding Non-IFRS Financial Performance Measures” at the end of this MD&A regarding the use of non-IFRS Measures.

Selected Quarterly Information

(U.S. $ in thousands except where indicated)	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018
Revenue	7,372	9,212	10,536	9,739	8,517	3,629	5,292	6,243
Net income (loss)	(3,730)	(2,424)	1,125	4,605	(1,320)	(2,006)	(21,313)	(1,661)
Basic and diluted income (loss) per share	(0.04)	(0.03)	0.02	0.06	(0.01)	(0.02)	(0.23)	(0.02)

The Company’s industry does not have any seasonality. Factors that may impact revenue and profitability quarter over quarter include cryptocurrency pricing, network difficulty and the Company’s hashrate.

Bitfarms Ltd. Q2 2020 MD&A 10

Bitfarms Ltd. Management’s Discussion and Analysis For the three and six months ended June 30, 2020 Report Date: August 28, 2020

Liquidity and Capital Resources

Cash Flows

(U.S. $ in thousands except where indicated)	Six months ended
For the periods ended as indicated	Jun. 30 2020	Jun. 30 2019	$ Change	% Change
Cash & cash equivalents, beginning of the period	2,159	552	1,607	291%
Cash flows from (used in):
Operating activities	2,448	1,489	959	64%
Investing activities	(2,614)	(10,585)	7,971	75%
Financing activities	(604)	13,898	(14,502)	(104)%
Exchange rate differences on currency translation	(28)	-	(28)	(100)%
Cash & cash equivalents, end of the period	1,361	5,354	(3,993)	(75)%

Cash Flows from Operating Activities

Cash flows from operating activities increased by $1.0 million or 64% during the six months ended June 30, 2020 compared to six months ended June 30, 2019. This was primarily due to an increase in adjusted EBITDA of $1.4 million and increase in cash from changes in working capital of $1.2 million, primarily offset by a $1.2 million increase in financial expenses paid and $0.3 million fair market value of Bitcoin mined, but not recognized as revenue increase on June 30, 2019.

Cash Flows used in Investing Activities

Cash flows used in investing activities decreased by $8.0 million or 75% during the six months ended June 30, 2020 compared to the six months ended June 30, 2019. This was primarily due to the draw down and deployment of the first three $5.0 million tranches of the Dominion Capital loan during the six months ended June 30, 2019 into new ASICs, electrical components and Sherbrooke infrastructure buildout.

Cash Flows from Financing Activities

Cash flows from financing activities decreased $14.5 million or 104% during the six months ended June 30, 2020 compared to the six months ended June 30, 2019. This was primarily due to the Company drawing down on the three of the four $5.0 million loan tranches on the $20.0 million debt facility from Dominion Capital from March to June 2019. During the six months ended June 30, 2020 the Company made repayments of long-term debt and lease liabilities in the amounts of approximately $0.5 million and $0.4 million, respectively, which were offset by the proceeds from the exercise of warrants in the amount of $0.2 million.

Bitfarms Ltd. Q2 2020 MD&A 11

Bitfarms Ltd. Management’s Discussion and Analysis For the three and six months ended June 30, 2020 Report Date: August 28, 2020

Working Capital

As at June 30, 2020, Bitfarms had a working capital deficit of $10.4 million compared to positive working capital of $2.5 million on December 31, 2019, primarily due to the first three $5.0 million loan tranches, with an outstanding balance of $12.2 million, being reclassified from long-term to current. The Company’s strategy to remedy the working capital deficit and ensure sufficient liquidity to repay the Dominion Capital loan maturing in 2021, include amendments to the second and third loan tranches of the Dominion Capital loan as well as growing operations through available equipment leasing to increase cash flows from operations. As described in the Subsequent Events section of this MD&A, in August 2020, the Company reached an agreement with Dominion Capital to amend the maturity date of Tranche #2 from April 2021 to November 2021 in exchange for the issuance of 1,000,000 restricted shares to Dominion Capital. In addition, a conversion feature was added to Tranche #3, maturing in June 2021, providing Dominion Capital with the option to convert the loan into shares at a price of $0.59 USD per share. The conversion feature may be exercised by Dominion Capital, in whole or in part, at any time until the loan matures in June 2021. The Company also entered into a two year lease agreement for approximately $1.8 million of mining hardware with expected delivery in late August 2020. Management believes the extension of Tranche #2’s maturity date, combined with the conversion feature and the new lease agreement will allow the Company to meet its obligations in 2021. The Company plans to continue to grow operational capacity by securing additional leased Mining equipment in order to further increase cash flows from operations, however there is no assurance that the Company will be successful in its efforts. As at June 30, 2020, Bitfarms had cash and cash equivalents of $1.4 million compared to $2.2 million as at December 31, 2019. Cash and cash equivalents are mainly U.S. and Canadian dollar deposits at regulated financial institutions.

Components of Total Debt

The Company expects that cash and cash equivalents and future operating cash flows will enable it to fund its working capital requirements and financial obligations, over the next twelve months.

Since inception, the Company has primarily financed its growth through retained earnings, vendor financing, and, since March 2019, a long-term debt facility. The current portion of long-term debt of Bitfarms was $12.3 million as of June 30, 2020 compared to $0.9 million on December 31, 2019, primarily resulting from classification of the outstanding balance of the first three $5.0 million loan tranches, drawn down in March, April and June 2019, being classified as current. The current maturities of long-term debt may fluctuate due to the variable repayment terms of the loan with Dominion Capital (see below). Bitfarms’ long-term debt consists of the following:

(a)	Volta signed several agreements to purchase vehicles with an outstanding balance of $0.1 million as at June 30, 2020. Ten notes payable, bearing interest between 3.99% and 8.2% repayable in monthly instalments totaling approximately $3,000 principal and interest, maturing between October 2020 and October 2025, secured by vehicles having a net carrying value of $0.1 million;

(b)	Volta received long-term vendor financing with an outstanding balance of $0.1 million bearing interest at 5.00% payable by monthly instalments of $4,000 principal and interest maturing in June 2022; and

(c)	Bitfarms entered into a secured debt financing facility for up to $20.0 million with Dominion Capital. The debt facility is structured into four separate loan tranches of $5.0 million each bearing interest at 10% per annum on the full principal balance of each loan tranche regardless of principal repayments made during the term of each loan tranche. The term of each loan tranche is 24 months with a balloon payment for any remaining outstanding balance at the end the term. As described in the Working Capital section above, the Company reached an agreement to extend the maturity date of Tranche #2 from April 2021 to November 2021. A monthly payment equivalent to 10% of the value of cryptocurrencies mined by Bitfarms during the month is required in repayment of the total loan tranches drawn. This amount shall first be applied to accrued interest and the balance to principal. In the event that the amount of interest owing is greater than the amount of cryptocurrency mined, an additional amount shall be remitted such that the interest is paid in full. The debt facility is fully secured by the assets of Bitfarms on a first priority basis.

Bitfarms Ltd. Q2 2020 MD&A 12

Bitfarms Ltd. Management’s Discussion and Analysis For the three and six months ended June 30, 2020 Report Date: August 28, 2020

Capital Resources

Bitfarms' capital management objective is to ensure its ability to maximize the return to its shareholders. In order to achieve this objective, the Company monitors its capital structure and makes adjustments as required in light of changes in economic conditions and the risks to which the Company is exposed. The Company’s strategy for achieving this objective is maintaining a strong capital base so as to maintain investor confidence to sustain future development of the business, maintain a flexible capital structure that optimizes the cost of capital at acceptable risk and preserves the ability to meet financial obligations, and ensuring sufficient liquidity to pursue organic growth.

Bitfarms may manage its capital structure by issuing equity, obtaining loan financing, adjusting capital spending, or disposing of assets. The Company is not subject to any externally imposed capital requirements, with the exception of the Company’s agreement not to issue common shares below $0.40 USD during the term of the loan with Dominion Capital.

Sherbrooke Expansion

To complete each remaining phase of the Sherbrooke Expansion, Bitfarms will need to incur infrastructure buildout costs including exhaust structure, mining structure and building modifications, as well as sourcing of mining hardware and electrical components.

The capital cost for the construction of the remaining Phases 3 through 6 is currently estimated to range between $20.0 million to $25.0 million, inclusive of Miner purchases based on recent hardware pricing. These costs will be divided between both properties, with the majority being allocated to the Leger Property.

The ability to undertake the construction of Phases 3 through 6 of the Sherbrooke Expansion depends, among other things, on the Company’s ability to raise the required financing. As a result, there is no definitive or planned timetable for Phases 3 through 6 of the Sherbrooke Expansion. The Company intends to finance the remainder of the construction of Phases 3 through 6 of the Sherbrooke Expansion by raising additional debt or equity capital or a combination of these means, as well as through the cash flow generated from its operations. There can be no assurance that the remaining Sherbrooke Expansion will be fully funded and undertaken at this time on any particular schedule or at all.

In response to both a complaint concerning noise at the Sherwood Property and indications from officials at the municipality of Sherbrooke that they were reviewing applicable regulations, the Company has met with community residents and city officials on several occasions. While the Company believes it is compliant with all applicable regulations, the Company has implemented further sound mitigating measures, including the construction of a sound barrier wall at a cost of approximately $0.2 million.

Off-Balance Sheet Arrangements

There are currently no off-balance sheet arrangements which could have an effect on current or future results or operations, or the financial condition of Bitfarms.

Bitfarms Ltd. Q2 2020 MD&A 13

Bitfarms Ltd. Management’s Discussion and Analysis For the three and six months ended June 30, 2020 Report Date: August 28, 2020

Share Capital

On February 4, 2020, shareholders approved an amendment to the articles of incorporation of the Company to authorize the issuance of class A preferred shares. As of the date of this MD&A, the Company has 84,720,630 common shares, 6,133,435 vested employee stock options, 3,149,065 unvested employee stock options, and 5,916,668 warrants to Dominion Capital issued and outstanding, as well as 300,000 other warrants. As of the date of this MD&A there were no preferred shares outstanding.

Financial Instruments & Risks

It is anticipated that in the normal course of operations, Bitfarms will be exposed to exchange risk, foreign currency risk and credit risk.

Dominion Capital Loan

As of June 30, 2020, the Dominion Capital loan consisted of four $5.0 million tranches that were drawn down from the financing facility, which included a total of four available $5.0 million loan tranches (please refer to the Components of Total Debt section above). The features of the loan, which include the issuance of 1,666,667 warrants per tranche with an exercise price of $0.40, as well as a make-whole interest clause resulted in a financial liability accounted for at amortized cost, warrant liabilities previously recorded at fair value through profit or loss which were reclassified to equity during the period, and an embedded derivative recorded at fair value through profit or loss. The purpose of the loan was to provide the Company with additional funds to achieve its growth objectives, notably, the buildout of the first two phases of the Sherbrooke Expansion.

Financial Instrument at Amortized Cost

Management used significant judgement and estimates when determining the effective interest rate of the financial liability accounted for at amortized cost. Payment amounts are determined as 10% of the cryptocurrency mined by Bitfarms. In order to calculate the effective interest rate, management had to estimate Bitfarms' future cryptocurrency mining revenues in order to estimate the timing and amount of future loan repayments. The effective interest rate was determined to be 26.93%, 30.16%, 37.10% and 38.02% for the first, second and third and fourth tranches, respectively. The component of the financial instrument carried at amortized cost resulted in interest expense of $1.3 million and $2.5 million included in financial expenses for the three and six month periods ended June 30, 2020.

Warrants

Upon inception of the Dominion Capital loan, the warrants contained an anti-dilutive feature that would have resulted in a reduction in the exercise price in the event that Bitfarms Ltd. were to issue shares at a price lower than the exercise price. On September 27, 2019, the Company received all necessary approvals in order to remove the anti-dilutive feature. In exchange for removal of the anti-dilutive feature, the Company agreed not to issue common shares below the exercise price of $0.40 USD during the term of the loan with the lender.

Bitfarms Ltd. Q2 2020 MD&A 14

Bitfarms Ltd. Management’s Discussion and Analysis For the three and six months ended June 30, 2020 Report Date: August 28, 2020

Embedded Derivative

The value of the "make-whole" clause described above will vary based on management's projections of the timing of the loan repayment, which are based on Bitfarms' cryptocurrency mining revenues. This interest feature has been accounted for as an embedded derivative that is measured at fair value through profit or loss. Since this is a non-option derivative, the fair value upon initial recognition of the loan liability is nil. As of June 30, 2020, management revised its projections of the timing of the loan repayment and discounted future payments to their present value using the effective interest rates determined upon inception of each loan tranche. As of June 30, 2020, management recognized an embedded derivative asset with a value of $0.6 million resulting in a gain of $0.1 million in financial income for the six month ended June 30, 2020. Any change in management’s assumptions of Bitcoin price, Bitcoin Network Difficulty and the Company’s internal hashrate may have a material impact on profit of loss upon remeasurement in subsequent periods.

Credit Risk

Credit risk is the risk of an unexpected loss if a third party fails to meet its contractual obligations, including cash and cash equivalents, accounts receivable and long-term deposits. The risk regarding cash and cash equivalents is mitigated by holding the cash and cash equivalents through Canadian chartered banks. The credit risk regarding trade receivables are derived mainly from sales to Volta’s third-party customers. The Company performs ongoing credit evaluations of its customers. The Company places deposits with suppliers of cryptocurrency mining hardware in the normal course of operations in order to secure orders and delivery dates. The Company deals with major suppliers of cryptocurrency equipment and routinely maintains strong relationships with suppliers and evaluates the mining hardware market. Other long-term deposits include deposits with local government run energy producers. The Company is also exposed to credit risk through conversion of cryptocurrency to fiat currency through the use of cryptocurrency exchanges. The Company maintains relationships with multiple exchanges and mitigates credit risk by routinely converting cryptocurrency to fiat currency to limit exposure. Furthermore, the Company performs periodic evaluations of cryptocurrency exchanges.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to pay its financial obligations when they are due. The Company's policy is to monitor its cash balances and planned cash flows generated from operations to ensure, as far as possible, that it maintains sufficient liquidity in order to pay its projected financial liabilities. The contractual maturities of trade and other payables are less than six months. Long- term debt, as of June 30, 2020, adjusted for the loan amendments as described in the Working Capital section, includes financial obligations with contractual maturities, including principal and interest, as follows:

Q3 2020	$650,000
Q4 2020	$825,000
Q1 2021	$3,320,000
Q2 2021	$5,400,000
Q3 2021	$5,800,000
Q4 2021	$4,345,000
2022 and thereafter:	$93,000
Total	$20,433,000

Bitfarms Ltd. Q2 2020 MD&A 15

Bitfarms Ltd. Management’s Discussion and Analysis For the three and six months ended June 30, 2020 Report Date: August 28, 2020

Lease liabilities includes financial obligations with contractual maturities as follows, inclusive of interest, as of the June 30, 2020 and adjusted for the new equipment lease agreement described in the Subsequent Events section, are as follows:

2020	$1,065,000
2021	$2,165,000
2022	$1,540,000
2023	$820,000
2024 and thereafter:	$3,520,000
Total	$9,110,000

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company's functional currency is the US Dollar as all its revenue, excluding Volta, and most of its capital expenditures and financing are transacted in US dollars. The Company is exposed to variability in the Canadian dollar to US dollar exchange rate when paying operating expenses incurred and payable in Canadian dollars. The Company funds foreign currency transactions by buying the foreign currency at the spot rate when required. Management does not currently hedge its foreign currency risk.

Concentration Risk

Concentration risk arises as a result of the concentration of exposures within the same category, whether it is geographical location, product type, industry sector or counterparty type. The Company is primarily engaged in the cryptocurrency mining industry that is a highly volatile market with significant inherent risk. A significant decline in the market prices of cryptocurrencies, an increase in the difficulty of cryptocurrency mining, changes in the regulatory environment and adverse changes in other inherent risks can significantly negatively impact the Company’s operations. The Company does not currently hedge the conversion of cryptocurrencies to fiat currency.

Custody of Crypto Asset Risk

Cryptocurrencies are controllable by the possessors of the unique public key and private key relating to the digital wallet used to store the cryptocurrencies. If keys are lost, stolen or destroyed this could result in a loss for the Company. In order to mitigate the risk of loss of cryptocurrencies the Company sells cryptocurrency routinely and uses multi-signature digital wallets to store cryptocurrency until its eventual sale. The digital wallets used for Bitcoin require 2 out of 3 individuals to approve a spending transaction. Each of the users has a separate password that is not known by the other users. The transactions can only be initiated from the physical computer where the multi-signature wallet is installed for each user. In order to install the multi-signature wallet on a computer, twelve “seed” words that are distinct to each user are required, which are physically stored offline in confidential locations offsite.

Security breaches and hacking have been prevalent in cryptocurrency exchanges. The Company mitigates this risk by performing ongoing evaluations of exchanges, and routinely converting cryptocurrencies to fiat currency so that no material amount of crypto assets is held at any given time.

Bitfarms Ltd. Q2 2020 MD&A 16

Bitfarms Ltd. Management’s Discussion and Analysis For the three and six months ended June 30, 2020 Report Date: August 28, 2020

Other Risks

The following discussion summarizes the principal risk factors that apply to the Company’s business and that may have a material adverse effect on the Company’s business and financial condition and results of operations, or the trading price of the Company’s shares. Due to the nature of the Company’s business, the legal and economic climate in which it operates and its present stage of development and proposed operations, the Company is subject to significant risks. In evaluating the Company and its business, investors should carefully consider, in addition to other information contained in this MD&A, the risk factors below as well as those included in the Company’s 2019 Annual MD&A dated April 29, 2020. These risk factors are not a definitive list of all risk factors associated with an investment in the Company or in connection with its operations. Additional risk and uncertainties not presently known to the Company, or that are. currently deemed immaterial, may also impair operations. If any such risks actually occur, the business, financial condition, liquidity and results of operations could be materially adversely affected.

Bitcoin Halving Event

In May 2020, the Bitcoin Block Reward decreased from 12.5 to 6.25 Bitcoins per block (the “Bitcoin Halving”), and consequently the number of new Bitcoin issued to miners has been reduced to approximately 900 per day, excluding transaction fees.

The Bitcoin Halving had a significant impact on the Company’s profitability. Given that profitability is required for self-acting agents to perform Mining to continue to support the validation of transactions, the expected impact of the Bitcoin Halving is that market variables of Bitcoin price and Difficulty will adjust over time to ensure that Mining remains profitable. The period of market normalization after the Bitcoin Halving to incentivizing profitability levels is unknown. In the 30 days prior to the Bitcoin Halving Event the average daily revenue per Terahash of computing power was approximately $0.13. Immediately after the Bitcoin Halving, daily revenue per Terahash was $0.07. In the 30 days subsequent to the Bitcoin Halving, average daily revenue per Terahash was $0.09, an increase of $0.02 or approximately 29% compared to the daily revenue per Terahash immediately after the Bitcoin Halving, demonstrating the normalization of daily revenue per Terahash expected for viable long-term Mining profitability. In the 20 days leading up to the date of this MD&A, average daily revenue per Terahash was $0.10. Management has observed a recovery of $0.03 daily revenue per Terahash, a recovery of 43% when compared to immediately after the Bitcoin Halving, which represents a further normalization of daily revenue per Terahash to pre-Bitcoin Halving levels. As of the date of this MD&A daily revenue per Terahash is still $0.03 or 23% lower than the average daily revenue per Terahash in the 30 days prior to the halving.

Management believes that revenue per Terahash will continue to normalize to levels that would allow Miners with competitive electricity pricing, sufficient scale of efficient Mining operations, recent generation Mining hardware and access to capital to remain profitable. Management has actively responded by reaching an agreement with Dominion Capital to amend loan terms to provide additional time to generate incremental cash flow from operations and provide the opportunity to convert from debt to equity. In addition, Management has secured lease financing of new, more efficient mining hardware to grow operations and is continuing to seek further financing to fill available capacity . If Bitcoin price and Difficulty do not maintain or continue their trend of adjusting to pre-Bitcoin Halving profitability levels over time, or the period of market normalization after the Bitcoin Halving to pre-Bitcoin Halving profitability levels is too long, there is a risk that the Bitcoin Halving will render the Company unprofitable for a sustained time period such that it could be unable to continue as a going concern.

Bitfarms Ltd. Q2 2020 MD&A 17

Bitfarms Ltd. Management’s Discussion and Analysis For the three and six months ended June 30, 2020 Report Date: August 28, 2020

COVID-19 Pandemic Risk

In March 2020, the World Health Organization declared COVID-19 a pandemic. The global response to the pandemic is constantly evolving, including various measures implemented at the global, national, provincial and local levels. The major impacts that COVID-19 are expected to have on the Backbone operating segment include potential increases in cryptocurrency price volatility, difficulty obtaining new financing due to a global economic slowdown, and delays in receiving future orders of mining hardware and parts sourced from overseas. The Backbone operating segment has been, and is expected to, continue operating throughout the pandemic.

Volta’s services are considered to be essential by government authorities and have been, and are expected to continue, operating throughout the pandemic. The impacts of COVID-19 on the Volta operating segment have reduced revenues by $0.5 million or 32% from the sale of electrician services and parts for the six months ended June 30, 2020 compared to the six months ended June 30, 2019, as well as having resulted in longer collection periods for outstanding trade receivables. There is a potential for increased bad debts resulting from the economic impact of COVID-19 on existing customers. The Group has benefited from the Canada Emergency Wage Subsidy (“CEWS”) in the amount of approximately $280 and will continue to monitor its eligibility to claim the CEWS. There can be no assurance that the Group will continue to be eligible for the CEWS as future changes to revenues as well as modification to the eligibility criteria may render the Group ineligible.

The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government interventions. It is not possible to reliably estimate the length and severity of these developments as well as the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

Related Party Transactions

During the three and six month periods ended June 30, 2020, the Company had the following transactions with related parties:

1.	Bitfarms made rent payments totaling approximately $109,000 and $217,000 for the three and six month periods ended June 30, 2020 (three and six months ended June 30, 2019 - $144,000 and $294,000 ) to companies controlled by a director and officer, Emiliano Grodzki and Mathieu Vachon and a former director, Pierre-Luc Quimper.

2.	Bitfarms entered into consulting agreements with two of the directors, Nicolas Bonta and Emiliano Grodzki. The consulting fees charged by directors totaled approximately $103,000 and $203,000 for the three and six month periods ended June 30, 2020 (three and six month periods ended June 30, 2019 - $100,000 and $200,000).

The transactions listed above were incurred in the normal course of operations.

Bitfarms Ltd. Q2 2020 MD&A 18

Bitfarms Ltd. Management’s Discussion and Analysis For the three and six months ended June 30, 2020 Report Date: August 28, 2020

Accounting Policy Change

Revenue recognition

The Group, through Backbone, operates server farms supporting the verification and validation of blockchain transactions in exchange for cryptocurrency, referred to as “cryptocurrency mining”. During the period, the Group changed its accounting policy with respect to revenue recognition from cryptocurrency mining and subsequent measurement of cryptocurrency on hand. Prior to this change, the Group accounted for cryptocurrency as inventory until it was sold in exchange for fiat currency. Inventories of cryptocurrency were measured at the lower of cost to produce and net realizable value. The cost of cryptocurrency inventory was comprised of the costs incurred with respect to the validation and verification of blockchain transactions, consisting mainly of electricity and depreciation. Net realizable value was measured as the estimated selling price in the ordinary course of business less estimated costs necessary to make the sale. Revenue was recognized when the cryptocurrency was converted into fiat currency or when the cryptocurrency was transferred to another party in settlement of a debt to this party. The Group now recognizes revenue upon receipt of cryptocurrency in exchange for its mining activities at the fair market value of the cryptocurrency received, as described below.

IFRS 15 provides a five step model for identifying revenue from contracts with customers, as follows:

1.	Identify the contract with the customer
2.	Identify the performance obligations in the contract
3.	Determine the transaction price
4.	Allocate the transaction price to the performance obligations in the contract
5.	Recognize revenue when the Company satisfies a performance obligation

The Group has entered into contracts with Mining Pools and has undertaken the performance obligation of providing computing power to the Mining Pool in exchange for non-cash consideration in the form cryptocurrency. The Group measures the non-cash consideration received at the fair market value of the cryptocurrency received. Management estimates fair value on a daily basis, as the quantity of cryptocurrency received multiplied by the price quoted on www.coinmarketcap.com (“Coinmarketcap”) on the day it was received. Management previously considered Coinmarketcap to be a Level 1 input under IFRS 13 Fair Value Measurement. However, management has revised this opinion and now considers Coinmarketcap to be a level 2 input as the price represents an average of quoted prices on various markets and not necessarily the Group’s principal market. Any difference between the fair value of cryptocurrency recorded upon receipt from mining activities and the actual realized price upon disposal are recorded as a gain or loss on disposition of cryptocurrency.

Cryptocurrency on hand at the end of a reporting period is accounted for under IAS 38 Intangible Assets, as an intangible asset with an indefinite useful life initially measured at cost, deemed to be the fair value upon receipt as described above, and subsequently measured under the revaluation model. Under the revaluation model, increases in the cryptocurrency’s carrying amount is recognized in other comprehensive income and accumulated in equity under revaluation surplus. However, increases are recognized in profit or loss to the extent that it reverses a revaluation decrease of cryptocurrency previously recognized in profit or loss. The fair value of cryptocurrency on hand at the end of the reporting period is calculated as the quantity of cryptocurrency on hand multiplied by price quoted on Coinmarketcap as of the reporting date.

Bitfarms Ltd. Q2 2020 MD&A 19

Bitfarms Ltd. Management’s Discussion and Analysis For the three and six months ended June 30, 2020 Report Date: August 28, 2020

The Company has continued to classify cryptocurrency on hand at the end of a period as a current asset as management has determined that cryptocurrency markets have sufficient liquidity to allow conversion within the Company’s normal operating cycle.

The Group believes that the revised policy and presentation provide more relevant financial information to the users of the financial statements. The accounting policy change has been applied retrospectively, but the Group’s management has determined that the impact of the accounting policy change in previous periods is not material. The cumulative effect of retrospective application of the accounting policy change on retained earnings as of January 1, 2020 was nil as the Company did not have any cryptocurrency on hand as of December 31, 2019. Furthermore, the Group’s management believes that the disclosures made in previous periods relating to the quantity and fair value of cryptocurrencies mined during the periods, the cost and fair market value of cryptocurrencies on hand at the end of the periods and the proceeds received from disposal of cryptocurrencies during the periods is sufficient to allow users of the financial statements to understand the Company’s financial results. The accounting standards in the cryptocurrency mining industry are still evolving and the Group’s management believes that this accounting policy change is better aligned with current industry practices. Additionally, the Group may be required to re-evaluate their accounting policy with respect to revenue recognition and subsequent remeasurement of cryptocurrency on hand in the event of the issuance of new accounting guidance or a change in the Group’s business practice of regularly disposing of cryptocurrencies.

Recent and Subsequent Events

Bitcoin Halving Event

As described in the section titled Other Risks on page 18 of this MD&A the Bitcoin Block Reward decreased from 12.5 to 6.25 Bitcoin per Block. As of the date of this MD&A the Company’s management has observed some market normalization, however the normalization has not yet reached pre-halving profitability levels and the future financial impact cannot be estimated.

Dominion Loan Extension and Modification

In August 2020, the Company entered into a letter agreement with Dominion Capital where the Company will issue 1,000,000 shares to Dominion Capital in exchange for amending the maturity date of Tranche #2 from April 2021 to November 2021. The 10% make-whole clause described in Note 10 will remain in effect for the 6 month extension of the loan. In addition, a conversion feature was added to Tranche #3, maturing in June 2021, providing Dominion Capital with the option to convert all or a portion of the loan tranche into shares at a price of $0.59 USD per share. The conversion feature may be exercised by Dominion Capital at any time until the loan matures in June 2021. The letter agreement entered into by the Company and Dominion Capital is contingent upon regulatory approval as well as the completion of final loan documents.

Bitfarms Ltd. Q2 2020 MD&A 20

Bitfarms Ltd. Management’s Discussion and Analysis For the three and six months ended June 30, 2020 Report Date: August 28, 2020

Mining Hardware Lease Agreement

In August 2020, the Company entered into a two year lease agreement for approximately $1.8 of mining hardware with expected delivery in late August 2020. The lease contains a bargain purchase option where the Company may purchase the leased equipment for $1.00 USD upon expiration of the lease agreement. Payments are approximately $21,000/week for 104 weeks.

Caution Regarding Forward-Looking Statements

This MD&A contains forward-looking statements about the Company’s objectives, plans, goals, aspirations, strategies, financial condition, results of operations, cash flows, performance, prospects, opportunities and legal and regulatory matters. Specific forward-looking statements in this MD&A include, but are not limited to, statements with respect to the Company’s anticipated future results, events and plans, strategic initiatives, future liquidity, and planned capital investments. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may”, “maintain”, “achieve”, “grow”, “should” and similar expressions, as they relate to the Company and its management.

Forward-looking statements reflect the Company’s current estimates, beliefs and assumptions, which are based on management’s perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. The Company’s expectation of operating and financial performance in 2020 is based on certain assumptions including assumptions about operational growth, anticipated cost savings, operating efficiencies, anticipated benefits from strategic initiatives, future liquidity, and planned capital investments. The Company’s estimates, beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. The Company can give no assurance that such estimates, beliefs and assumptions will prove to be correct.

Numerous risks and uncertainties could cause the Company’s actual results to differ materially from those expressed, implied or projected in the forward-looking statements. Such risks and uncertainties include:

●	Bitcoin halving event;
●	COVID 19 pandemic;
●	the availability of financing opportunities and risks associated with economic conditions, including Bitcoin price and Bitcoin network difficulty;
●	the ability to service debt obligations and maintain flexibility in respect of debt covenants;
●	the speculative and competitive nature of the technology sector;
●	dependency in continued growth in blockchain and cryptocurrency usage;
●	limited operating history and share price fluctuations;
●	cybersecurity threats and hacking;
●	controlling shareholder risk;
●	risk related to technological obsolescence and difficulty in obtaining hardware;
●	economic dependence on regulated terms of service and electricity rates;
●	permits and licenses;
●	server failures;
●	global financial conditions;
●	tax consequences;
●	environmental regulations and liability;

Bitfarms Ltd. Q2 2020 MD&A 21

Bitfarms Ltd. Management’s Discussion and Analysis For the three and six months ended June 30, 2020 Report Date: August 28, 2020

●	erroneous transactions and human error;
●	facility developments;
●	non-availability of insurance;
●	loss of key employees;
●	lawsuits and other legal proceedings and challenges;
●	conflict of interests with directors and management;
●	political and regulatory risk; and
●	other factors beyond the Company’s control.

The above is not an exhaustive list of the factors that may affect the Company’s forward-looking statements. Other risks and uncertainties not presently known to the Company or that the Company presently believes are not material could also cause actual results or events to differ materially from those expressed in its forward-looking statements. Additional risks and uncertainties are discussed in the Company’s materials filed with the Canadian Securities Authorities, including the Company’s annual MD&A dated April 29, 2020. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect the Company’s expectations only as of the date of this MD&A. Except as required by law, the Company does not undertake to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Caution Regarding Non-IFRS Financial Performance Measures

This MD&A makes reference to certain measures that are not recognized under IFRS and do not have a standardized meaning prescribed by IFRS. They are therefore unlikely to be comparable to similar measures presented by other companies. The Company uses non-IFRS measures including "EBITDA," “EBITDA margin,” "Adjusted EBITDA," “Adjusted EBITDA margin,” “Gross mining profit,” and "Gross mining margin” as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective.

EBITDA and EBITDA margin are common measures used to assess profitability before the impact of different financing methods, income taxes, depreciation of capital assets and amortization of intangible assets. Adjusted EBITDA and Adjusted EBITDA margin are measures used to assess profitability before the impact of all of the items in calculating EBITDA in addition to certain other non-cash expenses. Gross mining profit and Gross mining margin are measures used to assess profitability after power costs in cryptocurrency production, the largest variable expense in mining. Management uses non-IFRS measures in order to facilitate operating performance comparisons from period to period and to prepare annual operating budgets.

“EBITDA” is defined as net income (loss) before: (i) interest expense; (ii) income tax expense; and (iii) depreciation and amortization. “EBITDA margin” is defined as the percentage obtained when dividing EBITDA by Revenue. “Adjusted EBITDA” is defined as EBITDA adjusted to exclude: (i) share-based compensation; (ii) non-cash finance expenses; (iii) asset impairment charges; and (iv) other non-cash expenses. “Adjusted EBITDA margin” is defined as the percentage obtained when dividing Adjusted EBITDA by Revenue. “Gross mining profit” is defined as Revenue minus energy and infrastructure expenses for the Backbone segment of the Company. "Gross mining margin” is defined as the percentage obtained when dividing Gross mining profit by Revenue for the Backbone segment of the Company.

Bitfarms Ltd. Q2 2020 MD&A 22

Bitfarms Ltd. Management’s Discussion and Analysis For the three and six months ended June 30, 2020 Report Date: August 28, 2020

These measures are provided as additional information to complement IFRS measures by providing further understanding of the Company's results of operations from management's perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company's financial information reported under IFRS. Reconciliations from IFRS measures to non-IFRS measures are included in pages 8, 9, 10 and 11.

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company and its subsidiaries is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure.

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. In designing such controls, it should be recognized that due to inherent limitations, any control, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and may not prevent or detect misstatements. Additionally, management is required to use judgment in evaluating controls and procedures.

Bitfarms Ltd. Q2 2020 MD&A 23

Bitfarms Ltd. Management’s Discussion and Analysis For the three and six months ended June 30, 2020 Report Date: August 28, 2020

Glossary of Terms

ASIC: ASIC stands for Application Specific Integrated Circuit and refers primarily to specific computer devices designed to solve the SHA-256 algorithm, as well as other machines used in the mining of Litecoin which use the Scrypt algorithm.

Bitcoin: Bitcoin is a decentralized digital currency that is not controlled by any centralized authority (e.g. a government, financial institution or regulatory organization) that can be sent from user to user on the Bitcoin network without the need for intermediaries to clear transactions. Transactions are verified through the process of Mining and recorded in a public ledger known as the Blockchain. Bitcoin is created when the Bitcoin network issues Block Rewards through the Mining process.

Block Reward: A Bitcoin block reward refers to the new bitcoins that are awarded by the Blockchain network to eligible cryptocurrency miners for each block they successfully mine. The current block reward is 6.25 Bitcoin per block.

Blockchain: A Blockchain is a cloud-based public ledger that exists on computers that participate on the network globally. The Blockchain grows as new sets of data, or 'blocks', are added to it through Mining. Each block contains a timestamp and a link to the previous block, such that the series of blocks form a continuous chain. Given that each block has a separate hash and each hash requires information from the previous block, altering information an established block would require recalculating all the hashes on the Blockchain which would require an enormous and impracticable amount of computing power. As a result, once a block is added to the Blockchain it is very difficult to edit and impossible to delete.

Hash: A hash is a function that converts or maps an input of letters and numbers into an encrypted output of a fixed length, which outputs are often referred to as hashes. A hash is created using an algorithm. The algorithm used in the validation of Bitcoin transactions is the SHA-256 algorithm.

Hashrate: Hashrate refers to the number of hash operations performed per second and is a measure of computing power in Mining cryptocurrency.

Megawatt: A megawatt is 1,000 kilowatts of electricity and, in the industry of cryptocurrency mining, is typically a reference to the number of megawatts of electricity per hour that is available for use.

Miners: ASICs used by the Company to perform Mining.

Mining: Mining refers to the process of using specialized computer hardware, and in the case of the Company, ASICs, to perform mathematical calculations to confirm transactions and increase security for the Bitcoin Blockchain. As a reward for their services, Bitcoin Miners collect transaction fees for the transactions they confirm, along with newly created Bitcoins as Block Rewards.

Mining Pool: A mining pool is a group of cryptocurrency miners who pool their computational resources, or Hashrate, in order to increase the probability of finding a block on the Bitcoin Blockchain. Mining pools administer regular payouts to mitigate the risk of Miners operating for a prolonged period of time without finding a block.

Bitfarms Ltd. Q2 2020 MD&A 24

Bitfarms Ltd. Management’s Discussion and Analysis For the three and six months ended June 30, 2020 Report Date: August 28, 2020

Network Difficulty: Network difficulty is a unitless measure of how difficult it is to find a hash below a given target. The Bitcoin network protocol automatically adjusts Network Difficulty by changing the target every 2,016 blocks hashed based on the time it took for the total computing power used in Bitcoin mining to solve the previous 2,016 blocks such that the average time to solve each block is ten minutes.

Network Hashrate: Network Hashrate refers to the total global Hashrate (and related computing power) used in Mining for a given cryptocurrency.

Petahash: One quadrillion (1,000,000,000,000,000) hashes per second or one thousand Terahash.

SHA-256: SHA stands for Secure Hash Algorithm. The SHA-256 algorithm was designed by the US National Security Agency and is the cryptographic hash function used within the Bitcoin network to validate transactions on the Bitcoin Blockchain.

Terahash: One trillion (1,000,000,000,000) hashes per second.

Bitfarms Ltd. Q2 2020 MD&A 25